Wendy K. Modlin

Direct Dial: 212.940.6690
Fax: 212.894.5753
wendy.modlin@kattenlaw.com

May 16, 2007

Via EDGAR and Federal Express

Michele Anderson, Legal Branch Chief United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3720

Re:	TransTech Services Partners Inc. Amendment No. 6 to Registration Statement on Form S-1 Originally Filed on October 19, 2006 File No. 333-138080

Dear Ms. Anderson:

On behalf of TransTech Services Partners Inc. (the “Registrant”), we are filing electronically Amendment No. 6 to the above-referenced Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2006 and amended pursuant to Amendment No. 1 filed on November 22, 2006, Amendment No. 2 filed on December 8, 2006, Amendment No. 3 filed on January 25, 2007, Amendment No. 4 filed on March 6, 2007 and Amendment No. 5 filed on April 20, 2007.

Amendment No. 6 includes the additional language in the Underwriting section on page 73 of the Prospectus that the Commission had reviewed prior to the Registrant circulating its Preliminary Prospectus and had agreed would be included in the final Prospectus.

In addition, the Registrant has made the following changes:

1. Revised the break-down of the underwriters’ compensation by slightly increasing the deferred portion and slightly decreasing the portion to be paid at the closing, while maintaining the aggregate level of underwriters’ compensation at 7%;

2. Increased the amount of the private placement and, therefore, the funds contributed to the trust account by the sponsors from $1,230,000 to $1,430,000;

Michele Anderson, Legal Branch Chief
May 16, 2007

3. Increased the amount of funds held in the trust account from $35,190,000 to $35,530,000, as a result of the changes included in paragraphs 1 and 2 above; and

4. Changed of the exercise price of the public warrant and the private warrant from $6.00 to $5.00.

We are providing you with two copies of Amendment No. 6, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed Amendment No. 5.

If you have any additional questions regarding any of our responses or the revised
Registration Statement, please contact the undersigned at 212-940-6690 or Howard S. Jacobs at 212-940-8505.

Sincerely,

/s/ Wendy K. Modlin

Wendy K. Modlin

Enclosures
cc:  Paul Fischer
LM Singh
Charles Preusse
Ted Thoma
Suresh Rajpal
Andrew Scott
David Wong
Howard S. Jacobs, Esq.
Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Adam S. Mimeles, Esq.
Jack I. Kanrowitz, Esq.
Edward F. Petrosky, Esq.
Thomas Del Bosco
Patricia A. Baldowski